082-02441

[redacted]

08000693

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

CEO'S REPORT TO SHAREHOLDERS AND MANAGEMENT DISCUSSION

August 31, 2007

Additional information on the company may be found on SEDAR at www.sedar.com

dw 2/13

For further information, please contact:
John L. Carswell, President & CEO Tel: 604.878.7600 email: carswell@kelsotech.com

Description of Business

The Company is engaged in the development, marketing, selling, and licensing to manufacture various types of pressure relief valves that are initially designed to be installed on railroad tank cars which carry hazardous and non-hazardous commodities. The first of a series of valves, Kelso's JS75 is a patented pressure relief valve that is an external valve, which has specific advantages over the current class of internal pressure relief valves.

The JS75 falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install JS75 pressure relief valves on thirty tank cars. Under a signed Agreement with Terra International, Inc. (dated September 5, 2001), Kelso, on March 15, 2002, concluded installation of all thirty of its JS75 valves on Terra's tank cars which it leased from Union Tank Car Company. Those cars traveled extensively throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required for the AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars traveled approximately 4 million miles, well in excess of the 275,000 miles required by the AAR regulations for service trials. Kelso therefore substantially exceeded AAR requirements.

On February 23, 2004, Kelso announced that the AAR had certified Kelso's JS75 Pressure Relief Valve for use on 75 pound general purpose tank cars carrying hazardous commodities. As a result, Kelso had the ability from that point forward to sell its valves for use on all 75 pound general purpose tank cars traveling throughout North America and carrying both hazardous and non-hazardous commodities. The certification also ended the two years AAR Service Trial.

On January 10, 2005, Kelso announced it had signed a Joint Marketing and Development Agreement with North America's largest tank car lessor, Union Tank Car Company (Chicago) and its affiliate, McKenzie Valve and Machining Company (Tennessee). Union Tank Car Company, along with its wholly-owned Canadian affiliate, Procor Limited, leases approximately 85,000 rail tank cars around North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union's and Procor's clients are potential customers for sales of Kelso's JS line of pressure relief valves beginning with the JS75.

With the signing of the Agreement, McKenzie became Kelso's North American manufacturer of the Kelso JS line of pressure relief valves.

On May 24 & 25, 2005, Kelso debuted its JS75 Stainless Steel Pressure Relief Valve at the Bureau of Explosives Seminar (BOE) in Kansas City, Missouri. It was its first presence at a trade show since its stainless steel version of its JS75 was certified by the AAR.

The BOE presence culminated in subsequent sales to large corporate customers as well as in the creation of awareness within the rail industry that Kelso had product for sale.

As of July 31, 2005, Stephen L. Grossman vacated the position of President & CEO of Kelso Technologies Inc. but continued as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

As of August 1, 2005, Kelso announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc. effective August 1, 2005. Mr. Carswell served as a senior officer of Kelso Technologies Inc. for many years and as a Director for over twelve years. Mr. Carswell continued to work on all aspects of sales and marketing, R&D and company administration as part of the small Kelso Team.

On August 23, 2005, it was announced that Mr. Grossman was appointed President & CEO and Director of the wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On November 9, 2005, Kelso announced that it received an order for its JS75 pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

On February 13, 2006, Kelso reported that it had made its biggest sale ever, more than 100 of its stainless steel JS75 pressure relief valves to one of the three largest railcar manufacturers in the US, for installation on new tank cars being built for Eastman Chemical Company, one of Kelso's existing customers. This sale demonstrated that Kelso can sell its valves to replace competitors' valves due to the superiority of Kelso's technology design.

On March 27, 2006 Kelso delivered half of the JS75 stainless steel pressure relief valves ordered for Eastman Chemical's new car build to the manufacturing plant based in the U.S. The tank car build, originally scheduled for completion by the end of May 2006, was delayed due to a tornado that damaged the manufacturing plant. Production resumed in September 2006 and the remaining order of the Kelso valves shipped at that time. Kelso was paid for all the valves.

In May 2006, the Company launched a completely new website to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show held May 23 and 24, 2006 in Kansas City,

Missouri. Kelso demonstrated its JS75 Pressure Relief Valve and debuted its new JS75L low flow prototype valve to BOE attendees. The Company has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

On May 31, 2006, Kelso re-announced its Private Placement (originally announced in April 2006) increasing the amount from $250,000 to $375,000. On June 26, 2006 Kelso closed the first tranche of its Private Placement having deposited subscription funds totaling $257,240. This included $57,060 from two insiders of the Company.

During the months of June and July, the Company continued R&D and testing of its JS75 Low Flow Valve and began development on its JS165 Prototype. Development of these valves proceeded well and revised prototypes were flow tested in August 2006 at a specialized flow testing facility in Ohio.

Kelso sold additional small quantities of valves (in particular, valves to replace internal valves that would have required servicing) and was asked to and bid on future new build contracts and is following up on potential sales opportunities.

On September 11, 2006, Kelso announced the second and final closing of its Private Placement (announced on May 31, 2006) for a total raised of $271,420 in two tranches, including $57,060 from two insiders of the Company.

On September 13, the Company announced that its subsidiary had recently delivered a substantial quantity of stainless steel JS75 pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America. This represented the balance of the new car build ordered that had been delayed by the tornado that hit the southern US during the spring of 2006 thereby delaying manufacturing of the tank cars.

On September 13, Kelso announced that it was granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve" thereby opening a door of opportunity to another Asian country.

On October 11 & 12, Kelso held several high level meetings at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Missouri. Several major initiatives were discussed with existing and potential new accounts during these meetings.

On October 31, 2006, the resignation of Stephen L. Grossman became effective. His resignation, tendered for all positions of he held as a Director and Officer within Kelso Technologies Inc. and its wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc., resulted in subsequent changes to the Company's personnel.

On November 2, 2006 William (Bill) E. Troy, a member of Kelso's Board of Directors, was appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. at a compensation of $1.00 per year. Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

On November 6, 2006 Kelso appointed Andrew R. Male to the Board of Directors. Mr. Male brings depth in public market finance & corporate governance to Kelso, as a director of three publicly-traded companies in the natural resource sector. He also serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage.

On November 6, 2006, Kelso announced the arrangement of a private placement in the amount of $100,000. A portion of the proceeds were specifically allocated to pursue and secure long term additional and substantial, growth capital that would restrict dilution and would be in shareholders' best interests.

On January 3, 2007, Kelso obtained, at its request, a management cease trade order to allow additional time for preparing its audited financial statements. The statements normally due December 29, 2006 could not be produced due to delays caused by a change in financial regulations affecting all companies. These changes required Kelso to separate its accounting from its auditing functions and locate and appoint new auditors who had insufficient time to produce the financials as a result of their office Christmas closure.

On January 11 & 12, 2007, Kelso's VP of Engineering, attended a specialized high flow testing facility in Colorado where tests were conducted on two new models of valves, a low flow design based on the existing JS75 and a low flow JS165 pressure relief valve. The results were successful and Kelso is currently in the process of preparing applications to the AAR for approval and certification for testing, respectively. Kelso is also testing a third new design in January – a high flow version of its JS75 for future application to ethanol transport tan cars.

On January 24, 2007 Kelso increased its private placement from $100,000 to $450,000 due to higher than expected levels of interest shown by individual investors.

On February 1, 2007 Kelso reported that during its attendance at a four day Financial Forum and Trade Show in Toronto, several advancements were achieved in the implementation of the Company's strategic plan. Retail investor reaction to the Company's attendance and presentation at this forum was extremely positive.

On March 21, 2007, Kelso announced that it entered into Memorandum of Understanding with Virginia Sealing Products, Inc. of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

On March 26, 2007, Kelso announced the appointment of James Frew to the position of Chairman of its newly constituted Rail Advisory Board. The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

On April 9, 2007, Kelso announced that international law firm, Brown Rudnick Berlack Israels LLP, agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative. Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan.

On April 11, 2007 announced that it successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK. As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing would also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products

On April 16-19, 2007, Kelso Management attended meetings in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October. During the week, the Company met to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located addition, Kelso met with a representative Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

On April 20, 2007, the Company announced that it had received funds-to-date totaling $253,866 and expressions of interest from potential investors for up to an additional $350,000. The Private Placement was therefore increased to 6,000,000 common shares for total proceeds of up to $600,000.

Kelso reported on April 25, 2007, reported that it progressed towards its goal of expanding sales as a result of meetings held in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. to discuss the terms of a working relationship with this significant, railway products supplier. Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

On May 18, 2007, Kelso announced that it had received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications: the JS75L (Low Flow) and the JS165L (Low Flow) which were designed to meet specific customers requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

On May 21 & 22, 2007, Kelso unveiled the new valves to attendees of the Bureau of Explosives Seminar and Trade Show held in Kansas City, Missouri. Kelso had a booth where it provided tear-down demonstrations of its valves and provided technical information to interested persons from various parts of the rail industry.

On June 18, 2007, The Company announced the closing of the first tranche of its Private Placement. The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

On June 22, 2007, Kelso announced that the TSX Venture Exchange approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 26, 2007, July 12, 2007 and August 18, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 26, 2008, July 12, 2008 and August 18, 2008 respectively. Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Management has continued to work with its marketing partners and customers to supply technical/engineering information and provide quotes on its valves.

It has continued to market, sell and ship valves to various customers. While supplying its existing customers with ongoing shipments of replacement valves for existing rolling stock, it also concluded the sale of 32 valves to the largest rail tank car manufacturer in the US, Trinity Tank Car, Inc., has sold 10 new JS165L valves to Piping & Equipment, Inc. of Houston, Texas for delivery to one of its customers which has a local fleet of 150 cars which could utilize this valve as well as a total fleet approaching 6,000 cars that could use the low flow designs. The Company also prepared some valves for an in-house test by a large chemical manufacturer.

The Company continued to work with representatives from Mexico to finalize agreement on terms whereby the Mexican group would represent Kelso to its associates for the manufacture, marketing, sales and distribution of Kelso's technology within Central and South America.

The Company established international relationships in London, UK by retaining the prestigious law firm, Brown Rudnick Berlack Israels LLP and its financial advisor, Interbanc, to assist the Company with its future international growth and development. These strong and powerful relationships remain intact and Kelso intends to pursue further opportunities when it is deemed suitable.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

Kelso continues to seek operational capital through various equity structures including private placements, through debt and through sales of its products. At this early stage, the Company continues to operate in a working capital deficiency format. The Company is working now to establish Corporate Finance relationships that will lead to adequate funding of the Company's growth through 2008 and 2009. Kelso enjoys a large base of dedicated shareholders, approximately 1900, mostly in North America and some overseas.

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer, and a company whose principal is an officer of the Company.

	2007	2006
Accounting and legal	$ 2,937	$ 82,065
Research and development costs	$ 100,000	$ 100,000
Consulting and investor relations	$ 55,000	$ 46,000
Management fees	$ 36,527	$ 166,085
Automobile	$ 9,036	$ 12,190
Rent	$ 5,326	$ 19,438

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities is $5,600 (2006 - $96,533) due to related parties.

During the year the Company agreed to issue shares to settle debts with various individuals (notes 7(h) and 11(b)). $296,125 of the debt settled was due to related parties.

During the year, related parties acquired 377,567 (14.6%) of the units issued in a private placement (note 7(a)(iii)).

Selected Quarterly Information:

	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005
Revenues	35,414	13,122	5,843	73,499	11,957	68,798	20,206	Nil	Nil
Cost of sales and expenses	439,194	108,683	243,527	179,168	321,498	237,950	118,765	105,572	256,961
Net loss for the period	345,685	153,656	237,648	105,669	309,541	169,152	98,559	105,572	256,961
Number of common shares outstanding	55,792,109	53,203,217	53,112,762	53,112,762	53,112,762	50,398,562	50,277,137	48,884,083	48,881,083
Net loss per common share	.006	.003	.004	.0020	.0058	.0034	.0020	.0022	.0053

Selected Annual Information:

	Aug 31, 2007	Aug 31, 2006	Aug 31, 2005
Revenues:	127,878	100,961	Nil
Cost of Sales and Expenses:	970,572	783,785	753,324
Net loss for the period	842,694	682,824	753,324
Number of common shares outstanding	55,792,109	53,112,762	48,881,083
Net loss per common share	.0151	.0129	.0154
Total Assets	37,229	46,127	113,871

Certification of Annual Filings

The Company's certifying officers are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and have:

(a) designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and,

(c) evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and have disclosed same in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of August 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer

have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

There has been no change in the Company's internal control over financial reporting during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Subsequent Events

On September 21, 2007, the Company converted outstanding debt to various creditors to common shares in the Company, thereby reducing the total Company debt by $297,544.02.

On October 10, 2007, Kelso announced that it had signed an agreement with Bufete Jurídico Guadarrama y Asociados, S.C., of Mexico City to promote the sale of Kelso valves and provide regional sourcing of business opportunities throughout Central & South America.

On October 16, 2007, Kelso announced that it had received AAR-approval of its JS75H high flow pressure relief valve designed mainly but not exclusively for the burgeoning ethanol market.

One of the most significant steps taken by Kelso Management was the successful hiring of former Midland Manufacturing President Neil E. Gambow to head up Kelso's sales, marketing and operations.

Mr. Gambow, based in Chicago, Illinois, became responsible for the leadership of Kelso Technologies (U.S.A.) Inc. This Company has been positioned by Kelso over the last two years as the sales, marketing and manufacturing operation for the parent Company. Mr. Gambow is headed up Kelso's main competitor, a fully integrated, stand-alone subsidiary of the Dover Corporation, a US-based Fortune 500 company. Midland produces valves and valve-related products for the North American Rail Tank Car market.

A results-oriented, hands-on manufacturing executive, Mr. Gambow is a strong leader experienced in managing and growing business enterprises to profitable levels. He is experienced in the preparation of effective strategic plans, building strong management teams, and in developing and maintaining excellent customer relationships at senior levels. He brings proven entrepreneurial leadership and keen communication skills which will enable Kelso to develop a roadmap for revenue growth, profit generation, performance excellence, customer satisfaction and shareholder value.

Kelso anticipates that the addition of Mr. Gambow coupled with current financing activities will result in significant growth and development of the Company in keeping with its Business Plan.

At the same time, the Company reported that it granted a total of 1,885,993 million incentive stock options to Consultants, Officers and Directors of the Company to provide key individuals with performance incentives as part of their agreements with Kelso Technologies Inc.

Kelso arranged a private placement, announced on December 19, 2007, for the purposes of funding some key short-term expenses for accounting, auditing and legal expenses. The Private Placement at $0.06 per share with a two year warrant attached, remains open as of writing.

The Company has been engaged in serious meetings and discussions regarding concluding a larger financing to address the Company's needs as it progresses through 2008 and 2009.

On January 9, 2008, the Company announced that trading in its stock was halting by the BCSC pending filing of the Companies audited annual financials for the period ending August 31, 2007.

Those financials are now filed and the Company expects to resume trading once the BCSC rescinds its halt and the TSX Venture reviews the Company's financials and reinstates the Company to trading.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .

John L. Carswell
President & CEO
Kelso Technologies Inc.
January 29, 2008

KELSO TECHNOLOGIES INC.
(A Development Stage Company)

Consolidated Financial Statements
August 31, 2007 and 2006

SmytheRatcliffe
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF KELSO TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Kelso Technologies Inc. (a development stage company) as at August 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
January 11, 2008

7th Floor, Marine Building
355 Burrard Street, Vancouver, BC
Canada V6C 2G8

Fax: 604.688.4675
Telephone: 604.687.1231
Web: SmytheRatcliffe.com

A Member of PKF International

KELSO TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Balance Sheets
August 31

		2007		2006
Assets				
Current				
Cash	$	0	$	30,484
Accounts receivable		23,704		9,884
Goods and Services Tax receivable		4,935		2,689
Prepaid expenses		0		485
		28,639		43,542
Equipment (note 4)		1,887		2,585
Intangible Asset (note 5)		6,703		0
	$	37,229	$	46,127
Liabilities				
Current				
Bank indebtedness	$	4,789	$	0
Accounts payable and accrued liabilities (note 8)		213,885		201,479
Shareholder advances (note 6)		40,198		0
		258,872		201,479
Shareholders' Deficiency				
Capital Stock				
Common shares (note 7(a))		8,225,213		7,962,649
Obligation to issue shares (note 7(h))		297,544		0
Share subscriptions (note 7(f))		0		13,208
Contributed Surplus (note 7(g))		368,412		138,909
Deficit		(9,112,812)		(8,270,118)
		(221,643)		(155,352)
	$	37,229	$	46,127

Nature of Operations and Basis of Presentation (note 1)
Contractual Obligation (note 10)
Subsequent Events (note 11)

Approved on behalf of the Board:

"Andrew R. Male"
.... Director
Andrew R. Male

"John L. Carswell"
.... Director
John L. Carswell

See notes to consolidated financial statements.

KELSO TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
Years Ended August 31

		2007		2006
Revenues	$	127,878	$	100,961
Cost of Sales		84,606		63,317
Gross Profit		43,272		37,644
Expenses				
Stock-based compensation (note 7(d))		229,503		19,884
Management salaries		132,930		82,932
Accounting and legal (note 8)		127,224		149,022
Research and development (note 8)		121,604		119,214
Financing solicitation		75,904		0
Consulting and investor relations (note 8)		72,074		70,310
Management fees (note 8)		36,527		166,085
Travel		22,325		35,859
Advertising		16,821		6,186
License and fees		11,122		10,742
Office and general		10,794		18,555
Automobile (note 8)		9,036		12,189
Rent (note 8)		5,326		19,438
Telephone		4,127		8,445
Bank charges		4,045		1,606
Amortization		7,401		1,056
Interest income		(797)		(1,055)
		885,966		720,468
Net Loss for Year		(842,694)		(682,824)
Deficit, Beginning of Year		(8,270,118)		(7,587,294)
Deficit, End of Year	$	(9,112,812)	$	(8,270,118)
Basic and Diluted Loss Per Share		$ (0.02)		$ (0.01)
Weighted Average Number of Common Shares Outstanding		53,673,319		50,286,235

See notes to consolidated financial statements.

KELSO TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
Years Ended August 31

	2007	2006
Operating Activities		
Net loss	$ (842,694)	$ (682,824)
Items not involving cash		
Amortization	7,401	1,056
Stock-based compensation	229,503	19,884
	(605,790)	(661,884)
Changes in non-cash working capital		
Accounts receivable	(13,820)	(9,884)
Goods and Services Tax receivable	(2,246)	2,661
Prepaid expenses	485	18,190
Accounts payable and accrued liabilities	242,603	171,448
	227,022	182,415
Cash Used in Operating Activities	(378,768)	(479,469)
Investing Activity		
Website development expenditures	(13,406)	0
Financing Activities		
Issue of common shares, net	262,564	410,540
Share subscriptions	(13,208)	13,208
Shareholder advances	107,545	0
Cash Provided by Financing Activities	356,901	423,748
Outflow of Cash	(35,273)	(55,721)
Cash, Beginning of Year	30,484	86,205
Cash (Bank Indebtedness), End of Year	$ (4,789)	$ 30,484
Supplementary Cash Flow Information		
Non-cash financing activities		
Conversion of preference shares to common shares	$ 0	$ 25,000
Obligation to issue common shares in settlement of accounts payable and accrued liabilities	$ 230,197	$ 0
Obligation to issue common shares in settlement of shareholder advances	$ 67,347	$ 0

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kelso Technologies Inc. (the "Company") is in the business of researching and developing various types of pressure relief valves.

These consolidated financial statements have been prepared on a going-concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The Company has experienced significant operating losses and as at August 31, 2007 has an accumulated deficit of $9,112,812 (2006 - $8,270,118) and a working capital deficiency of $230,233 (2006 - $157,937). The Company's ability to continue operations is uncertain and is dependent upon its ability to achieve profitability and obtain new sources of financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, 432583 B.C. Ltd., a BC corporation, and Kelso Technologies (USA) Inc., a Nevada, USA, corporation.

(b) Amortization

Equipment is recorded at cost and amortized on a declining-balance basis at the following rates:

Office equipment	- 20%
Computer equipment	- 45%

Intangible assets are recorded at cost and amortized on a straight-line basis over the following time period:

Website costs	- 2 years

(c) Research and development

Research costs are expensed as incurred.

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty, are deferred and amortized over the estimated life of the products or technology. The Company has determined that none of the development costs have met these criteria.

(d) Revenue recognition

The Company recognizes revenue from the sale of valves when receipt of the shipment by the customer is confirmed and collectability is reasonably assured.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Future income taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized as income in the period that includes the date of enactment or substantive enactment. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

(f) Financial instruments

(i) Fair value

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(ii) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii) Credit risk

The Company is exposed to credit risk with respect to its cash (bank indebtedness); however, this is minimized as cash is placed with major financial institutions.

(iv) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company's US operations are denominated in US dollars. The Company does not manage currency risks through hedging or other currency management tools.

(g) Foreign currency translation

The accounts of foreign operations are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary items are translated at historical exchange rates; and

(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains and losses arising on foreign currency translation are included in operations in the year recognized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of rates for amortization of equipment and intangible assets, the valuation of accrued liabilities, the valuation allowance for future tax assets and the determinations used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(i) Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(j) Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

3. ECONOMIC DEPENDENCE

The Company relies on a single manufacturer to assemble its products. As a result, the Company is economically dependent on that manufacturer.

4. EQUIPMENT

	2007			2006
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 10,956	$ 9,466	$ 1,490	$ 1,862
Computer equipment	1,365	968	397	723
	$ 12,321	$ 10,434	$ 1,887	$ 2,585

5. INTANGIBLE ASSET

	2007			2006
	Cost	Accumulated Amortization	Net	Net
Website costs	$ 13,406	$ 6,703	$ 6,703	$ 0

Intangible asset represents costs incurred to develop the Company's website. These costs are being amortized using the straight-line method over a period of two years.

6. SHAREHOLDER ADVANCES

The shareholder advances are unsecured and without interest or stated terms of repayment.

7. CAPITAL STOCK

Authorized

100,000,000 Class A non-cumulative, preference shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preference shares, Series I

100,000,000 Common shares without par value

7. **CAPITAL STOCK** (Continued)

Issued

(a) Common shares

	Number of Shares	Amount
Balance, August 31, 2005	48,881,083	$ 7,527,034
Issued during the year		
Private placements, for cash (net of issue costs)	4,107,254	403,240
Exercise of warrants, for cash	50,000	7,000
Exercise of options, for cash	3,000	300
Reallocated from contributed surplus	0	75
Conversion of preferred shares	71,425	25,000
	4,231,679	435,615
Balance, August 31, 2006	53,112,762	7,962,649
Issued during the year		
Private placements, for cash (net of issue costs)	2,588,892	249,900
Exercise of warrants, for cash	90,455	12,664
	2,679,347	262,564
Balance, August 31, 2007	55,792,109	$ 8,225,213

Private placements

(i) On January 17, 2006, the Company completed a private placement and issued 1,374,380 common shares for gross proceeds of $137,438. The investors were also granted non-transferable warrants to purchase up to an additional 1,374,380 shares for a period of two years at a price of $0.15 per share.

(ii) On August 18, 2006, the Company completed a private placement in three tranches and issued 2,714,200 common shares for gross proceeds of $271,420. The investors were also granted non-transferable warrants to purchase up to an additional 2,714,200 shares for a period of one year at a price of $0.15 per share. Total finder's fees were $5,618. The dates and number of common shares and warrants were as follows:

- June 26, 2006 - 2,472,400 common shares and warrants
- July 12, 2006 - 100,000 common shares and warrants
- August 18, 2006 - 141,800 common shares and warrants.

(iii) On June 18, 2007, the Company completed a private placement of 2,588,892 units for gross proceeds of $258,889. The units consist of one common share plus one share purchase warrant expiring on June 18, 2009 to acquire one common share at $0.10 per share. Related parties purchased 377,567 units.

7. **CAPITAL STOCK** (Continued)

(b) Class A convertible, voting, preference shares, Series I

	2007			2006		
	Number of Shares		Amount	Number of Shares		Amount
Balance, beginning of year	0	$	0	25,000	$	25,000
Converted into common shares	0		0	(25,000)		(25,000)
Balance, end of year	0	$	0	0	$	0

Of the preference shares, 25,000 were initially convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate then increased by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant had a term that expired on the earlier of March 12, 2006 or the date that was two years from the date of conversion and entitled the holder thereof to purchase one additional common share. The share purchase warrants were exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

(c) Escrowed shares

Held in escrow are 337,500 (2006 - 450,000) common shares with 56,250 common shares being released from escrow every six months (note 11(a)).

(d) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the board of directors. Under the Plan, the Company is authorized to issue options to purchase in aggregate up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price. Options generally vest at the time of granting and have a term of five years.

7. **CAPITAL STOCK** (Continued)

(d) Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. All stock options vested immediately. As at August 31, 2007 and 2006, the Company had stock options outstanding to directors and employees for the purchase of up to 4,700,000 (2006 – 4,436,000) common shares exercisable as follows:

Number of Shares 2007	2006	Exercise Price	Expiry Date
0	98,257	$ 0.10	November 22, 2006
410,875	410,875	$ 0.10	September 4, 2007*
100,000	206,071	$ 0.10	November 4, 2007*
238,500	238,500	$ 0.10	March 25, 2008
497,000	1,268,422	$ 0.10	December 29, 2008
692,625	1,935,775	$ 0.11	February 24, 2010
0	278,100	$ 0.10	September 26, 2010
2,311,000	0	$ 0.10	January 31, 2012
200,000	0	$ 0.10	April 11, 2012
150,000	0	$ 0.25	April 11, 2012
100,000	0	$ 0.45	April 11, 2012
4,700,000	4,436,000		

* Expired unexercised

A summary of the Company's stock options as at August 31, 2007 and 2006 and changes for the years then ended are as follows:

	Number	Weighted Average Exercise Price
Outstanding, August 31, 2005	4,439,000	$ 0.10
Granted	278,100	$ 0.10
Exercised	(3,000)	$ 0.10
Cancelled	(278,100)	$ 0.10
Outstanding, August 31, 2006	4,436,000	$ 0.10
Granted	2,761,000	$ 0.12
Expired	(98,257)	$ 0.10
Forfeited	(2,398,743)	$ 0.11
Outstanding, August 31, 2007	4,700,000	$ 0.11

7. **CAPITAL STOCK** (Continued)

(d) Stock options (Continued)

Stock-based compensation

During 2007, the Company granted stock options to acquire 2,761,000 shares (2006 - 278,100) to directors, officers and consultants resulting in stock-based compensation of $229,503 (2006 - $19,884). The stock-based compensation relates to the various income statement accounts as follows: consulting and investor relations of $122,525, research and development of $4,978, management salaries of $57,120, management fees of $32,640, and accounting and legal of $12,240.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions as follows:

	2007	2006
Risk-free interest rate	4.10%	4.50%
Estimated volatility	113%	73%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

7. CAPITAL STOCK (Continued)

(e) Share purchase warrants

As at August 31, 2007 and 2006, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding August 31, 2006
$ 0.11	September 4, 2005	1,283,301	0	0	1,283,301	0
$ 0.11	September 28, 2005	75,000	0	0	75,000	0
$ 0.14	December 23, 2005	797,728	0	0	797,728	0
$ 0.20	June 4, 2006	402,968	0	0	402,968	0
$ 0.30	June 5, 2006	29,166	0	0	29,166	0
$ 0.17	September 9, 2006	749,000	0	0	0	749,000
$ 0.14	April 20, 2007	4,271,818	0	50,000	0	4,221,818
$ 0.15	June 26, 2007	0	2,472,400	0	0	2,472,400
$ 0.15	July 12, 2007	0	100,000	0	0	100,000
$ 0.15	August 18, 2007	0	141,800	0	0	141,800
$ 0.15	January 10, 2008	0	1,374,380	0	0	1,374,380
		7,608,981	4,088,580	50,000	2,588,163	9,059,398

Exercise Price	Expiry Date	Outstanding August 31, 2006	Issued	Exercised	Expired	Outstanding August 31, 2007
$ 0.17	September 9, 2006	749,000	0	0	749,000	0
$ 0.14	April 20, 2007	4,221,818	0	90,455	4,131,363	0
$ 0.15	January 10, 2008	1,374,380	0	0	0	1,374,380
$ 0.125	June 26, 2008	2,472,400	0	0	0	2,472,400
$ 0.125	July 12, 2008	100,000	0	0	0	100,000
$ 0.125	August 18, 2008	141,800	0	0	0	141,800
$ 0.10	June 18, 2009	0	2,588,892	0	0	2,588,892
		9,059,398	2,588,892	90,455	4,880,363	6,677,472

* Expired unexercised

Warrants set to expire on June 26, 2007, July 12, 2007 and August 18, 2007 were extended for one year beyond their initial expiry date to June 26, 2008, July 12, 2008 and August 18, 2008, respectively. The exercise prices were changed from $0.15 to $0.125.

(f) Share subscriptions

During 2007, the Company did not receive any funds for future share subscriptions (2006 - $13,208). The subscriber who advanced funds to the Company in 2006 participated in the private placement that closed on June 18, 2007 (note 7(a)(iii)).

7. **CAPITAL STOCK** (Continued)

(g) Contributed surplus

		2007		2006
Balance, beginning of year	$	138,909	$	119,100
Stock-based compensation		229,503		19,884
Reallocated to capital stock		0		(75)
Balance, end of year	$	368,412	$	138,909

(h) Obligation to issue shares

On July 25, 2007, the Company entered into agreements with three of its directors, the former President of its USA subsidiary and its primary legal counsel to settle debts owed to these individuals and their companies in exchange for common shares in the Company. The Company agreed to issue 3,959,068 common shares in the Company and 1,000,000 units in exchange for $297,544 of debt. The units consisted of one common share and one non-transferable warrant to purchase an additional common share for a period of one year at a price of $0.10 per share. At year-end, the shares and units had not been issued (note 11(b)).

8. **RELATED PARTY TRANSACTIONS**

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer, and a company whose principal is an officer of the Company.

		2007		2006
Accounting and legal	$	2,937	$	82,065
Research and development costs	$	100,000	$	100,000
Consulting and investor relations	$	55,000	$	46,000
Management fees	$	36,527	$	166,085
Automobile	$	9,036	$	12,190
Rent	$	5,326	$	19,438

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities is $5,600 (2006 - $96,533) due to related parties.

During the year the Company agreed to issue shares to settle debts with various individuals (notes 7(h) and 11(b)). Of the debt settled, $296,125 was due to related parties.

During the year, related parties acquired 377,567 (14.6%) of the units issued in a private placement (note 7(a)(iii)).

9. INCOME TAXES

The Company has non-capital loss carry-forwards of $3,823,000 to reduce future income tax as follows:

2008	$	250,000
2009	$	397,000
2010	$	616,000
2011	$	613,000
2015	$	688,000
2026	$	662,000
2027	$	597,000

The Company has capital losses of $138,019 to be applied against future net capital gains. These losses can be carried forward indefinitely.

The Company has Canadian exploration expenditures totaling $92,424 and Canadian development expenditures totaling $50,500 that may be available to reduce future taxable income.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

The reconciliation of income tax benefit computed at statutory rates to the reported income tax benefit is as follows:

		2007		2006
Income tax rate		34.12%		34.12%
Income tax benefit computed at Canadian statutory rates	$	287,527	$	225,730
Temporary differences not recognized in year		(376)		23
Permanent differences		(83,598)		(7,273)
Unrecognized losses		(203,553)		(218,480)
Future income tax recovery	$	0	$	0

9. **INCOME TAXES** (Continued)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006
Future income tax assets		
Non-capital loss carry-forwards	$ 1,304,209	$ 1,184,378
Tax value in excess of book value of assets	7,800	10,155
Unused cumulative Canadian exploration expenses	92,424	92,424
Unused cumulative Canadian development expenses	50,500	50,500
	1,454,933	1,337,457
Valuation allowance for future income tax assets	(1,454,933)	(1,337,457)
Future income tax asset	$ 0	$ 0

10. **CONTRACTUAL OBLIGATION**

Management agreement

By agreement dated February 1, 1996 and subsequently amended, the Company entered into an agreement with a director to serve the Company and its subsidiary as an executive officer. In consideration, the Company agreed to pay US $11,000 per month. The agreement was terminated by mutual agreement during the year.

11. **SUBSEQUENT EVENTS**

Subsequent to August 31, 2007, the following occurred:

(a) 56,250 common shares held in escrow were released effective September 10, 2007;

(b) On September 21, 2007, the Company issued 3,959,068 common shares in the Company and 1,000,000 units in exchange for $297,544 of debt. The units consisted of one common share and one non-transferable warrant to purchase an additional common share for a period of one year at a price of $0.10 per share; and

(c) A private placement was announced on December 19, 2007, which consists of 920,000 units at a price of $0.06 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 per share for a period of two years from closing. Finder's fees of $5,520 will be paid.

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

CEO'S REPORT TO SHAREHOLDERS
AND
MANAGEMENT DISCUSSION
November 30, 2007

Additional information on the company may be found on SEDAR at www.sedar.com

For further information, please contact:
John L. Carswell, President & CEO Tel: 604.878.7600 email: carswell@kelsotech.com

Description of Business

The Company is engaged in the development, marketing, selling, and licensing to manufacture various types of pressure relief valves that are initially designed to be installed on railroad tank cars which carry hazardous and non-hazardous commodities. The first of a series of valves, Kelso's JS75 is a patented pressure relief valve that is an external valve, which has specific advantages over the current class of internal pressure relief valves.

The JS75 falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install JS75 pressure relief valves on thirty tank cars. Under a signed Agreement with Terra International, Inc. (dated September 5, 2001), Kelso, on March 15, 2002, concluded installation of all thirty of its JS75 valves on Terra's tank cars which it leased from Union Tank Car Company. Those cars traveled extensively throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required for the AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars traveled approximately 4 million miles, well in excess of the 275,000 miles required by the AAR regulations for service trials. Kelso therefore substantially exceeded AAR requirements.

On February 23, 2004, Kelso announced that the AAR had certified Kelso's JS75 Pressure Relief Valve for use on 75 pound general purpose tank cars carrying hazardous commodities. As a result, Kelso had the ability from that point forward to sell its valves for use on all 75 pound general purpose tank cars traveling throughout North America and carrying both hazardous and non-hazardous commodities. The certification also ended the two years AAR Service Trial.

On January 10, 2005, Kelso announced it had signed a Joint Marketing and Development Agreement with North America's largest tank car lessor, Union Tank Car Company (Chicago) and its affiliate, McKenzie Valve and Machining Company (Tennessee). Union Tank Car Company, along with its wholly-owned Canadian affiliate, Procor Limited, leases approximately 85,000 rail tank cars around North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union's and Procor's clients are potential customers for sales of Kelso's JS line of pressure relief valves beginning with the JS75.

With the signing of the Agreement, McKenzie became Kelso's North American manufacturer of the Kelso JS line of pressure relief valves.

On May 24 & 25, 2005, Kelso debuted its JS75 Stainless Steel Pressure Relief Valve at the Bureau of Explosives Seminar (BOE) in Kansas City, Missouri. It was its first presence at a trade show since its stainless steel version of its JS75 was certified by the AAR.

The BOE presence culminated in subsequent sales to large corporate customers as well as in the creation of awareness within the rail industry that Kelso had product for sale.

As of July 31, 2005, Stephen L. Grossman vacated the position of President & CEO of Kelso Technologies Inc. but continued as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

As of August 1, 2005, Kelso announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc. effective August 1, 2005. Mr. Carswell served as a senior officer of Kelso Technologies Inc. for many years and as a Director for over twelve years. Mr. Carswell continued to work on all aspects of sales and marketing, R&D and company administration as part of the small Kelso Team.

On August 23, 2005, it was announced that Mr. Grossman was appointed President & CEO and Director of the wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On November 9, 2005, Kelso announced that it received an order for its JS75 pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

On February 13, 2006, Kelso reported that it had made its biggest sale ever, more than 100 of its stainless steel JS75 pressure relief valves to one of the three largest railcar manufacturers in the US, for installation on new tank cars being built for Eastman Chemical Company, one of Kelso's existing customers. This sale demonstrated that Kelso can sell its valves to replace competitors' valves due to the superiority of Kelso's technology design.

On March 27, 2006 Kelso delivered half of the JS75 stainless steel pressure relief valves ordered for Eastman Chemical's new car build to the manufacturing plant based in the U.S. The tank car build, originally scheduled for completion by the end of May 2006, was delayed due to a tornado that damaged the manufacturing plant. Production resumed in September 2006 and the remaining order of the Kelso valves shipped at that time. Kelso was paid for all the valves.

In May 2006, the Company launched a completely new website to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show held May 23 and 24, 2006 in Kansas City,

Missouri. Kelso demonstrated its JS75 Pressure Relief Valve and debuted its new JS75L low flow prototype valve to BOE attendees. The Company has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

On May 31, 2006, Kelso re-announced its Private Placement (originally announced in April 2006) increasing the amount from $250,000 to $375,000. On June 26, 2006 Kelso closed the first tranche of its Private Placement having deposited subscription funds totaling $257,240. This included $57,060 from two insiders of the Company.

During the months of June and July, the Company continued R&D and testing of its JS75 Low Flow Valve and began development on its JS165 Prototype. Development of these valves proceeded well and revised prototypes were flow tested in August 2006 at a specialized flow testing facility in Ohio.

Kelso sold additional small quantities of valves (in particular, valves to replace internal valves that would have required servicing) and was asked to and bid on future new build contracts and is following up on potential sales opportunities.

On September 11, 2006, Kelso announced the second and final closing of its Private Placement (announced on May 31, 2006) for a total raised of $271,420 in two tranches, including $57,060 from two insiders of the Company.

On September 13, the Company announced that its subsidiary had recently delivered a substantial quantity of stainless steel JS75 pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America. This represented the balance of the new car build ordered that had been delayed by the tornado that hit the southern US during the spring of 2006 thereby delaying manufacturing of the tank cars.

On September 13, Kelso announced that it was granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve" thereby opening a door of opportunity to another Asian country.

On October 11 & 12, Kelso held several high level meetings at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Missouri. Several major initiatives were discussed with existing and potential new accounts during these meetings.

On October 31, 2006, the resignation of Stephen L. Grossman became effective. His resignation, tendered for all positions of he held as a Director and Officer within Kelso Technologies Inc. and its wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc., resulted in subsequent changes to the Company's personnel.

On November 2, 2006 William (Bill) E. Troy, a member of Kelso's Board of Directors, was appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. at a compensation of $1.00 per year. Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

On November 6, 2006 Kelso appointed Andrew R. Male to the Board of Directors. Mr. Male brings depth in public market finance & corporate governance to Kelso, as a director of three publicly-traded companies in the natural resource sector. He also serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage.

On November 6, 2006, Kelso announced the arrangement of a private placement in the amount of $100,000. A portion of the proceeds were specifically allocated to pursue and secure long term additional and substantial, growth capital that would restrict dilution and would be in shareholders' best interests.

On January 3, 2007, Kelso obtained, at its request, a management cease trade order to allow additional time for preparing its audited financial statements. The statements normally due December 29, 2006 could not be produced due to delays caused by a change in financial regulations affecting all companies. These changes required Kelso to separate its accounting from its auditing functions and locate and appoint new auditors who had insufficient time to produce the financials as a result of their office Christmas closure.

On January 11 & 12, 2007, Kelso's VP of Engineering, attended a specialized high flow testing facility in Colorado where tests were conducted on two new models of valves, a low flow design based on the existing JS75 and a low flow JS165 pressure relief valve. The results were successful and Kelso is currently in the process of preparing applications to the AAR for approval and certification for testing, respectively. Kelso is also testing a third new design in January – a high flow version of its JS75 for future application to ethanol transport tan cars.

On January 24, 2007 Kelso increased its private placement from $100,000 to $450,000 due to higher than expected levels of interest shown by individual investors.

On February 1, 2007 Kelso reported that during its attendance at a four day Financial Forum and Trade Show in Toronto, several advancements were achieved in the implementation of the Company's strategic plan. Retail investor reaction to the Company's attendance and presentation at this forum was extremely positive.

On March 21, 2007, Kelso announced that it entered into Memorandum of Understanding with Virginia Sealing Products, Inc. of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

On March 26, 2007, Kelso announced the appointment of James Frew to the position of Chairman of its newly constituted Rail Advisory Board. The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

On April 9, 2007, Kelso announced that international law firm, Brown Rudnick Berlack Israels LLP, agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative. Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan.

On April 11, 2007 announced that it successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK. As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing would also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products

On April 16-19, 2007, Kelso Management attended meetings in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October. During the week, the Company met to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located addition, Kelso met with a representative Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

On April 20, 2007, the Company announced that it had received funds-to-date totaling $253,866 and expressions of interest from potential investors for up to an additional $350,000. The Private Placement was therefore increased to 6,000,000 common shares for total proceeds of up to $600,000.

Kelso reported on April 25, 2007, reported that it progressed towards its goal of expanding sales as a result of meetings held in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. to discuss the terms of a working relationship with this significant, railway products supplier. Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

On May 18, 2007, Kelso announced that it had received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications: the JS75L (Low Flow) and the JS165L (Low Flow) which were designed to meet specific customers requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

On May 21 & 22, 2007, Kelso unveiled the new valves to attendees of the Bureau of Explosives Seminar and Trade Show held in Kansas City, Missouri. Kelso had a booth where it provided tear-down demonstrations of its valves and provided technical information to interested persons from various parts of the rail industry.

On June 18, 2007, The Company announced the closing of the first tranche of its Private Placement. The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

On June 22, 2007, Kelso announced that the TSX Venture Exchange approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 26, 2007, July 12, 2007 and August 18, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 26, 2008, July 12, 2008 and August 18, 2008 respectively. Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Management has continued to work with its marketing partners and customers to supply technical/engineering information and provide quotes on its valves.

It has continued to market, sell and ship valves to various customers. While supplying its existing customers with ongoing shipments of replacement valves for existing rolling stock, it also concluded the sale of 32 valves to the largest rail tank car manufacturer in the US, Trinity Tank Car, Inc., has sold 10 new JS165L valves to Piping & Equipment, Inc. of Houston, Texas for delivery to one of its customers which has a local fleet of 150 cars which could utilize this valve as well as a total fleet approaching 6,000 cars that could use the low flow designs. The Company also prepared some valves for an in-house test by a large chemical manufacturer.

The Company continued to work with representatives from Mexico to finalize agreement on terms whereby the Mexican group would represent Kelso to its associates for the manufacture, marketing, sales and distribution of Kelso's technology within Central and South America.

The Company established international relationships in London, UK by retaining the prestigious law firm, Brown Rudnick Berlack Israels LLP and its financial advisor, Interbanc, to assist the Company with its future international growth and development. These strong and powerful relationships remain intact and Kelso intends to pursue further opportunities when it is deemed suitable.

On September 21, 2007, the Company converted outstanding debt to various creditors to common shares in the Company, thereby reducing the total Company debt by $297,544.02.

On October 10, 2007, Kelso announced that it had signed an agreement with Bufete Jurídico Guadarrama y Asociados, S.C., of Mexico City to promote the sale of Kelso valves and provide regional sourcing of business opportunities throughout Central & South America.

On October 16, 2007, Kelso announced that it had received AAR-approval of its JS75H high flow pressure relief valve designed mainly but not exclusively for the burgeoning ethanol market.

One of the most significant steps taken by Kelso Management was the successful hiring of former Midland Manufacturing President Neil E. Gambow to head up Kelso's sales, marketing and operations.

Mr. Gambow, based in Chicago, Illinois, became responsible for the leadership of Kelso Technologies (U.S.A.) Inc. This Company has been positioned by Kelso over the last two years as the sales, marketing and manufacturing operation for the parent Company. Mr. Gambow is headed

up Kelso's main competitor, a fully integrated, stand-alone subsidiary of the Dover Corporation, a US-based Fortune 500 company. Midland produces valves and valve-related products for the North American Rail Tank Car market.

A results-oriented, hands-on manufacturing executive, Mr. Gambow is a strong leader experienced in managing and growing business enterprises to profitable levels. He is experienced in the preparation of effective strategic plans, building strong management teams, and in developing and maintaining excellent customer relationships at senior levels. He brings proven entrepreneurial leadership and keen communication skills which will enable Kelso to develop a roadmap for revenue growth, profit generation, performance excellence, customer satisfaction and shareholder value.

Kelso anticipates that the addition of Mr. Gambow coupled with current financing activities will result in significant growth and development of the Company in keeping with its Business Plan.

At the same time, the Company reported that it granted a total of 1,885,993 million incentive stock options to Consultants, Officers and Directors of the Company to provide key individuals with performance incentives as part of their agreements with Kelso Technologies Inc.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

Kelso continues to seek operational capital through various equity structures including private placements, through debt and through sales of its products. At this early stage, the Company continues to operate in a working capital deficiency format. The Company is working now to establish Corporate Finance relationships that will lead to adequate funding of the Company's growth through 2008 and 2009. Kelso enjoys a large base of dedicated shareholders, approximately 1900, mostly in North America and some overseas.

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Automobile	$2,100
Management fees	$30,000
Rent	$3,000
Research and development costs	$25,000

Included in accounts payable and accrued liabilities is $131,724 owing to related parties. These transactions are in the normal course of operations.

Included in loans payable are $51,587 to related parties. These transactions are in the normal course of operations.

Selected Quarterly Information:

	Nov 30, 2007	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005
Revenues	1,111	35,414	13,122	5,843	73,499	11,957	68,798	20,206	Nil
Cost of sales and expenses	63,747	439,194	108,683	243,527	179,168	321,498	237,950	118,765	105,572
Net loss for the period	194,220	345,685	153,656	237,684	105,669	309,541	169,152	98,559	105,572
Number of common shares outstanding	60,751,177	55,792,109	53,112,762	53,112,762	53,112,762	53,112,762	50,398,562	50,277,137	48,884,083
Net loss per common share	.003	.006	.003	.004	.0020	.0058	.0034	.0020	.0022

Selected Annual Information:

	Aug 31, 2007	Aug 31, 2006	Aug 31, 2005
Revenues:	127,878	100,961	Nil
Cost of Sales and Expenses:	970,572	783,785	753,324
Net loss for the period	842,694	682,824	753,324
Number of common shares outstanding	55,792,109	53,112,762	48,881,083
Net loss per common share	.0151	.0129	.0154
Total Assets	37,229	46,127	113,871

Subsequent Events

Kelso arranged a private placement, announced on December 19, 2007, for the purposes of funding some key short-term expenses for accounting, auditing and legal expenses. The Private Placement at $0.06 per share with a two year warrant attached, remains open as of writing.

The Company has been engaged in serious meetings and discussions regarding concluding a larger financing to address the Company's needs as it progresses through 2008 and 2009.

On January 9, 2008, the Company announced that trading in its stock was halting by the BCSC pending filing of the Companies audited annual financials for the period ending August 31, 2007.

Those financials are now filed and the Company expects to resume trading once the BCSC rescinds its halt and the TSX Venture reviews the Company's financials and reinstates the Company to trading.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .

John L. Carswell
President & CEO
Kelso Technologies Inc.
January 29, 2008

KELSO TECHNOLOGIES INC.

(a development stage company)

Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

KELSO TECHNOLOGIES INC.
(a development stage company)

Index to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kelso Technologies Inc., as at November 30, 2007 and for the three months ended November 30, 2007 and 2006 have been prepared by and are the responsibility of the Company's management. In accordance with National Instrument 51 – 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim consolidated financial statements for the three months ended November 30, 2007.

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Balance Sheets

(unaudited – prepared by management)

	November 30, 2007	August 31, 2007
ASSETS		
Current		
Cash	$ 3,042	$ -
Accounts receivable	-	23,704
Goods and Services Tax receivable	5,327	4,935
Prepaid expenses	2,077	-
	$ 10,446	$ 28,639
Equipment	1,768	1,887
Intangible asset	5,032	6,703
	$ 17,246	$ 37,229
LIABILITIES		
Current:		
Bank indebtedness	$ -	$ 4,789
Accounts payable and accrued liabilities	275,333	213,885
Loans payable	51,587	40,198
	326,920	258,872
SHAREHOLDERS' DEFICIT		
Capital Stock		
Common shares	$ 8,522,757	$ 8,225,213
Obligation to issue shares	-	297,544
Contributed surplus	474,601	368,412
Deficit	(9,307,032)	(9,112,812)
	$ (309,674)	$ (221,643)
	$ 17,246	$ 37,229

APPROVED ON BEHALF OF THE BOARD:

"Andrew R. Male" Director

"William E. Troy" Director

KELSO TECHNOLOGIES INC.

(a development stage company)

Consolidated Statements of Operations and Deficit

(unaudited – prepared by management)

	Three Months Ended November 30, 2007	Three Months Ended November 30, 2006
Revenue	$ **1,111**	$ 73,499
Cost of sales	**886**	40,728
Gross profit	$ **225**	$ 32,771
Expenses:		
Accounting and legal	$ **3,660**	$ 6,742
Advertising	**1,182**	643
Amortization	**1,790**	174
Automobile	**2,100**	1,548
Bank charges and interest	**769**	830
Consulting and investor relations	**7,449**	24,438
License and fees	**244**	200
Management fees	**-**	36,719
Management salaries	**30,000**	30,000
Office and general	**4,037**	5,584
Rent	**3,000**	3,839
Telephone	**2,591**	1,257
Travel	**6,039**	7,180
	$ **62,861**	$ 119,154
Loss before the undernoted	$ **(62,636)**	$ (86,383)
Interest income	**50**	325
Research and development costs	**(25,445)**	(22,166)
Stock-based compensation	**(106,189)**	2,555
Net loss for the period	$ **(194,220)**	$ (105,669)
Deficit, beginning of period	**(9,112,812)**	(8,270,118)
Deficit, end of period	$ **(9,307,032)**	$ (8,375,787)
Basic and diluted loss per share	$ **(0.003)**	$ (0.001)
Weighted average number of shares	**59,606,777**	53,112,762

KELSO TECHNOLOGIES INC.

(a development stage company)

Consolidated Statements of Cash Flows

(unaudited – prepared by management)

	Three Months Ended November 30, 2007	Three Months Ended November 30, 2006
Cash flows from (used in) operating activities		
Net loss for the period	$ (194,220)	$ (105,669)
Add: items not affecting cash		
- amortization	1,790	174
- stock-based compensation	106,189	(2,555)
	$ (86,241)	$ (108,050)
Changes in non-cash working capital		
Accounts receivable	23,704	4,604
Goods and Services Tax	(392)	(490)
Prepaid expenses	(2,077)	(33)
Accounts payable and accrued liabilities	61,448	62,040
	$ (3,558)	$ (41,929)
Cash flows from financing activities		
Shareholder advances	$ 11,389	$ -
Funds advanced for share subscriptions	-	100,000
	$ 11,389	$ 100,000
Increase in cash during the period	$ 7,831	$ 58,071
Cash (bank indebtedness), beginning of period	(4,789)	30,484
Cash, end of period	$ 3,042	$ 88,555

Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves.

These interim financial statements should be read in conjunction with the consolidated financial statements of the company's most recently completed year ended August 31, 2007. These statements do not include all disclosures required in annual consolidated financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2007 consolidated financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations. Management's plan in this regard is to raise equity and debt financing as required.

3. EQUIPMENT AND INTANGIBLE ASSETS

			Net Carrying Amount	
	Cost	Accumulated Amortization	November 30, 2007	August 31, 2007
Office equipment	$ 10,956	$ 9,541	$ **1,415**	$ 1,490
Computer equipment	397	44	**353**	397
	$ 11,353	$ 9,585	$ **1,768**	$ 1,887

			Net Carrying Amount	
	Cost	Accumulated Amortization	November 30, 2007	August 31, 2007
Website	$ 13,406	$ 8,374	$ **5,032**	$ 6,703

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

4. CAPITAL STOCK

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I
100,000,000 common shares, without par value

Issued:

a) Common shares

	November 30, 2007			August 31, 2007		
	Number of Shares		Amount	Number of Shares		Amount
Balance, beginning of year	**55,792,109**	**$**	**8,225,213**	53,112,762	$	7,962,649
Issued during the year:						
- for cash	-		-	2,588,892		249,900
- for exercise of share purchase warrants	-		-	90,455		12,664
- for settlement of debt	**4,959,068**		**297,544**	-		-
Balance, end of year	**60,751,177**	**$**	**8,522,757**	55,792,109	$	8,225,213

On July 25, 2007, the Company entered into agreements with three of its directors, the former President of its USA subsidiary and its primary legal counsel to settle debts owed to these individuals and their companies in exchange for common shares in the Company. On September 21, 2007, the Company issued 3,959,068 common shares in the Company and 1,000,000 units in exchange for $297,544 of debt. The units consisted of one common share and one non-transferable warrant to purchase an additional common share for a period of one year at a price of $0.10 per share.

4. CAPITAL STOCK continued

b) Escrowed Shares:

Held in escrow are 337,500 (2006 – 450,000) common shares issued at $0.01 per share, which are being released from escrow at the rate of 7.5% (56,250) every six months. The shares (originally 750,000) were put into escrow during fiscal 2003 as a result of a transfer of shares between officers of the Company.

c) Stock Option Plan:

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. All stock options vested immediately. As at November 30, 2007, the Company had stock options outstanding to directors and employees for the purchase of up to 6,075,118 commons shares exercisable as follows:

Number of Shares	Exercise Price	Expiry Date
700,000	$ 0.10	January 20, 2008
238,500	$ 0.10	March 25, 2008
497,000	$ 0.10	December 29, 2008
692,625	$ 0.11	February 24, 2010
1,611,000	$ 0.10	January 31, 2012
200,000	$ 0.10	April 11, 2012
150,000	$ 0.25	April 11, 2012
100,000	$ 0.45	April 11, 2012
1,685,993	$ 0.10	November 8, 2012
100,000	$ 0.25	November 8, 2012
100,000	$ 0.45	November 8, 2012

KELSO TECHNOLOGIES INC.

(a development stage company)

Notes to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

4. CAPITAL STOCK, continued

c) Stock Option Plan, continued:

A summary of the Company's stock options as at November 30, 2007 and changes for the period then ended are as follows:

	Number of shares	Weighted Average Exercise Price
Outstanding, August 31, 2006	4,436,000	$0.10
Granted	2,761,000	$0.12
Expired	(98,257)	$0.10
Cancelled	(2,398,743)	$0.10
Outstanding, August 31, 2007	4,700,000	$0.11
Granted	1,885,993	$0.13
Expired	(510,875)	$0.10
Cancelled	-	-
Outstanding, November 30, 2007	6,075,118	$0.12

Stock-Based Compensation:

During the period the company granted stock options of 1,885,993 (2006 – Nil) to directors, officers and consultants resulting in a stock-based compensation expense of $106,189 (2006 - $(2,555)).

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions as follows:

	2007	2006
Risk-free interest rate	**4.05%**	4.50%
Estimated volatility	**97.9%**	73%
Expected life	**5 years**	5 years
Expected dividend yield	**0%**	0%

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

4. CAPITAL STOCK, continued

d) Share Purchase Warrants:

As at November 30, 2007, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2007	Issued	Exercised	Expired	Outstanding November 30, 2007
$0.15	January 10, 2008	1,374,380	-	-	-	1,374,380
$0.15	June 26, 2008	2,472,400	-	-	-	2,472,400
$0.15	July 12, 2008	100,000	-	-	-	100,000
$0.15	August 18, 2008	141,800	-	-	-	141,800
$0.10	June 18, 2009	2,588,892	-	-	-	2,588,892
$0.10	September 21, 2009	-	1,000,000	-	-	1,000,000
		6,677,472	1,000,000	-	-	7,677,472

e) Contributed surplus

	November 30, 2007	August 31, 2007
Balance, beginning of year	**$ 368,412**	$ 138,909
Stock-based compensation	**106,189**	229,503
Balance, end of year	**$ 474,601**	$ 368,412

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

November 30, 2007

(unaudited – prepared by management)

5. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

		November 30, 2007		November 30. 2006
Management fees	$	-	$	36,719
Management salaries	$	**30,000**	$	30,000
Research and development costs	$	**25,000**	$	20,328
Legal	$	-	$	2,977
Rent	$	**3,000**	$	3,839
Automobile	$	**2,100**	$	1,548

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $131,724 (2006 - $190,597) to related parties.

Included in loans payable are $51,587 (2006 – $nil) to related parties.

6. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:		November 30, 2007		November 30, 2006
Contributed surplus – stock-based compensation	$	**106,189**	$	2,555
Common shares issued for debt settlement	$	**297,544**	$	-
Funds advanced in current year for share subscription	$	-	$	100,000

7. SUBSEQUENT EVENTS

Subsequent to November 30, 2007, the Company announced a private placement which consists of 920,000 units at a price of $0.06 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 per share for a period of two years from closing. Finder's fees of $5,520 will be paid.

END